UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Tomkins plc
(Name of Issuer)
Ordinary Shares of 5p each
(Title of Class of Securities)
890030208
(CUSIP Number)

Jayne Lipe Bear Creek Inc. 220 South King Street P.O. Box 4742 Jackson, Wyoming 83001	Copies to: Thomas A. Richardson, Esq. Charles B. Bruce, Jr., Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. 240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		890030208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bear Creek Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization
Wyoming
Number of Units Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power	0
		8.	Shared Voting Power	90,399,455*
		9.	Sole Dispositive Power	0
		10.	Shared Dispositive Power	90,399,455*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
90,399,455*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)
10.5%
14.	Type of Reporting Person (See Instructions)
CO
_________
*Consists of 9,252,759 Perpetual Preference Shares (as defined herein) which are convertible into Ordinary Shares at any time at the election of the shareholder on the basis of 9.77 Ordinary Shares for each Perpetual Preference Share.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and restates in its entirety the initial Schedule 13D filed on August 8, 1996 (the "Initial Schedule 13D") by Charles C. Gates and related persons.

Item 1. Security and Issuer

This Amendment No. 1 relates to the Ordinary Shares of 5p each (the "Ordinary Shares"), of Tompkins plc, a U.K. corporation (the "Company"). The address of the principal executive offices of the Company is East Putney House, 84 Upper Richmond Road, London, England.

Item 2. Identity and Background

(a)-(c) This Amendment No. 1 is filed on behalf of Bear Creek Inc., a Wyoming corporation ("Bear Creek").

Approximately 73 of the Gates family trusts referred to in the Initial Schedule 13D replaced their trustees with Bear Creek in December 1999. As a result, Bear Creek is deemed to be the "beneficial owner" (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the securities owned by such trusts.

The principal business of Bear Creek is trust administration and the provision of other fiduciary services. All of the outstanding capital stock of Bear Creek is owned by Gates Capital Management LLC, a Colorado limited liability company ("GCM"). The principal business of GCM is the provision of family office services.

The business address of Bear Creek is 220 South King Street, P.O. Box 4742, Jackson, Wyoming, 83001. The business address of GCM is 3575 Cherry Creek North Drive, Denver, Colorado 80209.

The (1) name, (2) position and (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Bear Creek and each manager of GCM (such executive officers, directors and managers, together with GCM, are collectively referred to herein as the "Control Persons") is set forth in the table below. Except as set forth below, the business address of each of the Control Persons who is an individual is c/o Gates Capital Management LLC, 3575 Cherry Creek North Drive, Denver, Colorado 80209.

Control Persons	Position with Bear Creek and/or GCM	Present Principal Occupation or Employment
Jayne Lipe	President, Bear Creek	President, Bear Creek 220 South King Street Post Office Box 4742 Jackson, Wyoming 83001
Robin McGee	Vice President, Assistant Treasurer and Trust Officer, Bear Creek	Vice President, Assistant Treasurer and Trust Officer, Bear Creek 220 South King Street Post Office Box 4742 Jackson, Wyoming 83001
Diane G. Wallach	Director, Bear Creek	Executive Vice President, Secretary & Treasurer, Cody Resources LP* 3575 Cherry Creek North Drive Denver, Colorado 80209
W. Brown Cannon	Director, Bear Creek	President, Cody Resources LP 3575 Cherry Creek North Drive Denver, Colorado 80209
Charles G. Cannon	Director, Bear Creek	Investor
Frank R. Newell	Director, Bear Creek	Attorney Vandenberg, Newell, Curtis, Nelson and Schuur** Suite 400 City National Bank Building 11 Golden Shore Street Long Beach, California 90802
Frank C. Atherton	Director, Bear Creek; Manager, GCM	Investor
John S. Gates	Manager, GCM	Architect Gates Architecture*** 811 E. Hopkins Aspen, Colorado 81611
Reynolds G. Cannon	Manager, GCM	Investor
Valerie Gates	Manager, GCM	Philanthropist
Sondra Kieley	Manager, GCM	Investor
Charles C. Gates	Manager, GCM	Chairman of the Board, Cody Resources LP 3575 Cherry Creek North Drive Denver, Colorado 80209
James A. Woodruff III	Manager, GCM	Investor

_________
* The principal business of Cody Resources LP is the ownership and management of real property.
** The principal business of Vandenberg, Newell, Curtis, Nelson and Schuur is the provision of general civil legal services.
*** The principal business of Gates Architecture is architectural design.

(d) and (e) None of Bear Creek or the Control Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above named individuals are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

As previously reported in the Initial Schedule 13D, on July 29, 1996, the Company acquired The Gates Corporation ("Gates Corporation") through the issuance of 10,532,732 voting cumulative perpetual convertible preference shares of the Company (the "Perpetual Preference Shares") (which were immediately convertible into 102,904,791 Ordinary Shares) and 12,667,131 voting cumulative redeemable convertible preference shares of the Company (the "Redeemable Preference Shares") (which prior to their redemption (described below) were immediately convertible into 123,757,869 Ordinary Shares), in exchange for all of the Gates Corporation’s outstanding Common Stock.

Item 4. Purpose of Transaction

Bear Creek

This Amendment No. 1 is being filed to report the early redemption by the Company of all of the Redeemable Preference Shares on August 26, 2003 (the "Redemption"). (See Item 5(c) below for more details about the Redemption).

As trustee of 73 of the Gates family trusts (the "Gates Trusts"), Bear Creek may decide to sell any or all of the Perpetual Preference Shares beneficially owned by it, or to purchase additional Perpetual Preference Shares or Ordinary Shares (including American Depositary Shares representing Ordinary Shares ("ADS")) in the future. The amount, timing and conditions of any such purchase or sale will depend upon the continuing assessment by Bear Creek of all relevant factors, including other business and investment opportunities available to the Gates Trusts, including opportunities to diversify holdings, economic conditions, stock market conditions, the availability and nature of opportunities to dispose of or acquire Perpetual Preference Shares or Ordinary Shares (including ADS), and other plans and requirements of the Gates Trusts.

Bear Creek does not currently have any plans or proposals that relate to or would involve any of the other matters described in Items 4(a) through (j) of Schedule 13D. Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, Bear Creek may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, Bear Creek may entertain discussions with, and proposals to, the other shareholders of the Company or to third parties.

Control Persons

To the best of Bear Creek’s knowledge and belief, Bear Creek states the following regarding the plans or proposals of the Control Persons: None of the Control Persons has any plans or proposals that relate to or would involve any of the matters described in Items 4(a) through (j) of Schedule 13D. Depending on the continuing assessment by any Control Person of all relevant factors, including other business and investment opportunities available to such Control Person, opportunities to diversify holdings, economic conditions, stock market conditions, the availability and nature of opportunities to dispose of or acquire Perpetual Preference Shares or Ordinary Shares (including ADS), and other factors that may arise in the future, any Control Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, any Control Person may entertain discussions with, and proposals to, other shareholders of the Company or to third parties.

Item 5. Interest in Securities of the Issuer

(a) and (b) Bear Creek

As of the date of this Amendment No. 1, Bear Creek beneficially owns 9,252,759 Perpetual Preference Shares which are convertible at any time at the election of Bear Creek into 90,399,455 Ordinary Shares. This amount represents approximately 10.5% of the total outstanding class of Ordinary Shares (calculated in accordance with Rule 13d-3 of the Exchange Act and based on 772,989,877 Ordinary Shares issued and outstanding as of June 6, 2003, as reported in the Form 20-F of the Company for the transition period ended December 31, 2002). Bear Creek may be deemed to share voting and dispositive power with respect to such shares with its parent company, GCM.

Control Persons

To the best of Bear Creek’s knowledge and belief, Bear Creek states the following regarding the beneficial ownership of Ordinary Shares by the Control Persons:

Except as set forth below, none of the Control Persons beneficially own any Ordinary Shares:

Name	Aggregate Number of Ordinary Shares Beneficially Owned*	Percent of Class**
Diane G. Wallach	771,830	0.1%
John S. Gates	771,830	0.1%
Charles C. Gates	1,610,750	0.2%
James A. Woodruff III	737,283	0.1%

_________
* Consists of the right to acquire beneficial ownership of Ordinary Shares upon conversion of the Perpetual Preference Shares, which are convertible at any time at the election of the shareholder on the basis of 9.77 Ordinary Shares for each Perpetual Preference Share.
** Calculated in accordance with Rule 13d-3 of the Exchange Act, and based on 772,989,877 Ordinary Shares issued and outstanding as of June 6, 2003, as reported in the Form 20-F of the Company for the transition period ended December 31, 2002.

Each of Diane G. Wallach and John S. Gates directly own the shares indicated above and, therefore, has sole voting and dispositive power with respect to such shares.

Charles C. Gates is the sole trustee for a trust that owns 1,099,486 Ordinary Shares (on an as-converted basis), and therefore, has sole voting and dispositive power with respect to such shares. James A. Woodruff III directly owns 226,019 Ordinary Shares (on an as-converted basis) and therefore, has sole voting and dispositive power with respect to such shares. Charles C. Gates and James A. Woodruff III are two of three trustees of a trust that owns 511,264 Ordinary Shares (on an as-converted basis) and therefore, they share voting and dispositive power with respect to such shares.

As the parent company of Bear Creek, GCM may be deemed to be the indirect beneficial owner of all 90,399,455 Ordinary Shares (on an as-converted basis) beneficially owned by Bear Creek and to share voting and dispositive power with respect to such shares.

(c) The following table sets forth the amount of Redeemable Preference Shares redeemed by the Company on August 26, 2003 from Bear Creek and each Control Person:

Name of Reporting Person	Number of Redeemable Preference Shares*
Bear Creek	11,285,743
Diane G. Wallach	20,000
John S. Gates	20,000
Charles C. Gates	353,806**
James A. Woodruff III	92,045**

_________
* Prior to the Redemption, each Redeemable Preference Share was convertible at any time at the election of the shareholder into 9.77 Ordinary Shares.
** Includes 63,828 Redeemable Preference Shares that were redeemed from a trust of which Charles C. Gates and James A. Woodruff III are two of three trustees.

The redemption price paid by the Company was $48.50 per share.

No transactions relating to the Perpetual Preference Shares or Ordinary Shares were effected by Bear Creek in the past 60 days.

To the best of Bear Creek’s knowledge and belief, none of the Control Persons has effected any transactions relating to the Perpetual Preference Shares or the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Bear Creek and certain of the Control Persons (the "Shareholders") have certain registration rights relating to the Perpetual Preference Shares and Ordinary Shares (the "Registrable Shares") under a Coordination Agreement dated July 29, 1996 (the "Coordination Agreement"). Pursuant to the Coordination Agreement, each Shareholder has the right to require the Company to use its best efforts to register under the Securities Act of 1933 and the securities or blue sky laws of any jurisdiction reasonably requested by such Shareholder all or a portion of his or her Registrable Shares for sale in accordance with the Shareholder’s intended method of disposition thereof and to require the Company to use its best efforts to cause such shares to be listed on the New York Stock Exchange and the London Stock Exchange. Such demand registration rights are subject to the condition that the Company may not be required to effect more than five demand registrations and may not be required to effect a demand registration with respect to Registrable Shares that represent in the aggregate fewer than 20 million Ordinary Shares on a fully diluted basis. In addition, if the Company reasonably determines that effecting a demand registration would (a) require the disclosure of material information that the Company has a bona fide business purpose for preserving as confidential or (b) likely have an adverse effect on any of the Company’ plans to engage in a financing transaction, merger, consolidation, tender offer or similar transaction, the Company may, subject to certain limitations, delay effecting a demand registration for up to 120 days after the Company makes such reasonable determination. The Company will pay all expenses relating to the performance of, or compliance with, demand registration under the Coordination Agreement. A copy of the Coordination Agreement is attached hereto as Exhibit A.

Item 7. Material to Be Filed as Exhibits

A. Coordination Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Bear Creek Inc.
Date: March 2, 2004	By:	/s/ Jayne Lipe
Name: Jayne Lipe
Title: President